June 1, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Bonnie Baynes
Mark Brunhofer
Jessica Livingston
David Lin
Division of Corporation Finance
Re:	Reinvent Technology Partner Z
Amendment No. 1 to
Registration Statement on Form S-4
Filed May 11, 2021
File No. 333-254691

Ladies and Gentlemen:

On behalf of Reinvent Technology Partner Z (the “Company”), we submit this letter setting forth a partial response of the Company to comment number 4 provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated May 25, 2021 (the “Comment Letter”) with respect to Amendment No. 1 to the Registration Statement on Form S-4 filed with the Commission by the Company on May 11, 2021. Subsequently to the filing of this letter, the Company will file Amendment No. 2 to the Registration Statement on Form S-4 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth comment number 4 in bold and italics below and provided our response below. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4 filed May 11, 2021

Total Earned Premium, page 248

4.	We note your response to prior comment 16. Please address the following:

•

You identify Total Earned Premium (TEP) as a non-GAAP measure. Tell us how the inclusion of Ceded Earned Premium (CEP) and Placed Earned Premium (PEP) (amounts that will never be reflected in GAAP revenue) in TEP is appropriate. Explain why the inclusion of CEP and PEP is not a tailored accounting principle as contemplated in Compliance and Disclosure Interpretations Question 100.04 on Non- GAAP Financial Measures.

•

As previously requested, tell us why it is appropriate to use TEP as the denominator in your ratio of Adjusted Gross Profit (AGP) to TEP when TEP is commensurate with over time recognition and your commission income included in AGP is earned at a point in time. In this regard, it appears that your divisor would be more meaningful if it included Gross Placed Premium instead of PEP.

Response: In response to the Staff’s comment, the Company respectfully advises the Staff that, for the reasons set forth herein, the Company and Hippo do not believe Total Earned Premium (TEP) is a tailored accounting principle. The Company and Hippo instead believe that TEP is an important economic measure that investors may use to better understand Hippo’s performance. In this regard, the Company desires to provide investors access to measures that illustrate an economic concept and reality that the Company understands Hippo believes is essential to Hippo’s management’s, board’s and investors’ understanding of the performance of its business in ways that are independent of the accounting.

Further, the Company respectfully advises the Staff that in order to address the Staff’s comments, the Company intends to add Net Loss Margin (Net Loss/Revenue) and EBIDTA / Revenue ratio in Amendment No. 2 to the Registration Statement, which the Company intends to file in the near-term.

Going forward, the Company expects to continue to provide reconciliation of Non-GAAP measure to the closet GAAP measure, as it currently provides.

Hippo’s Operations, Structure and the Importance of an Economic Volume Measure

Hippo is part of the broader property and casualty insurance sector, but is not organized or run like a traditional insurance company. The vision of Hippo and its leadership is to improve the options available to consumers using the technology and business model it has developed. To accomplish this, Hippo functions as an integrated managing general agent (MGA), agency, licensed carrier and captive reinsurer. Beginning in 2020, Hippo began earning a portion of its revenue as a carrier retaining risk, but Hippo also continues to earn revenue in its capacity as an MGA and as an agency.

There are structural choices, such as whether to write insurance on its own carrier or a third-party carrier, that Hippo makes at a policy level for the benefit of the customer. Such choices impact revenue but are independent of and do not affect the underlying economic substance of Hippo’s performance or earnings. These choices are inherent to Hippo’s business model and will continue to be an important feature of its go to market strategy. As a result of the foregoing, Hippo and the Company believe that it is necessary for investors to have the benefit of a volume-based, economic measure like TEP or Total Written Premium (TWP).

To understand how the efficiency and scale of Hippo’s business enable Hippo to absorb its fixed costs (and by implication, how much larger or more efficient Hippo would need to be to achieve a certain level of profitability), investors need a volume-based measure to use in the denominator of the proposed ratios of Adjusted Gross Profit and Adjusted EBITDA. In order to be useful the Company and Hippo believe that, such measures must (a) reflect the total premium that Hippo generates across all aspects of its business, and (b) be unaffected by the structural choices discussed above that affect revenue. Both TEP and TWP meet these criteria and provide insight into the underlying economic scale of Hippo’s business.

Volume Measure as a Denominator

As mentioned above, to evaluate the performance of Hippo’s operations and, in particular, the degree to which the volume and efficiency of the business is able to absorb Hippo’s fixed cost base, a volume measure that meets the criteria described above is needed.

For reference, the table below provides the ratios of Adjusted gross profit and Adjusted EBITDA to both TEP and TWP:

	Year Ended December 31
	2020	2019
	($ in millions)
Total Written Premium	$333.6	$196.3
Total Earned Premium	$298.5	$133.8
Total Revenue	$51.6	$34.7
Gross Profit	$7.0	$27.6
Adjusted Gross Profit	$15.5	$27.3
Net Loss attributable to Hippo Enterprises Inc.	$(141.5)	$(83.1)
Adjusted EBITDA	$(99.3)	$(62.4)
Ratio of Adjusted Gross Profit to Total Earned Premium	5%	20%
Ratio of Adjusted EBITDA to Total Earned Premium	(33%)	(47%)
Gross Profit Margin	14%	80%
Ratio of Adjusted Gross Profit to Total Written Premium	5%	14%
Ratio of Adjusted EBITDA to Total Written Premium	(30%)	(32%)
Adjusted Gross Profit Margin	30%	79%
Net Loss attributable to Hippo Enterprises Inc. Margin	(274%)	(239%)
Hippo Programs Loss Ratio	121%	124%
Gross Loss Ratio	109%	0%
Net Loss Ratio	148%	0%

In response to the SEC comment, the Company and Hippo would prefer to present TWP as the volume measure as compared to TEP, but the Company and Hippo look forward to discussing the advantages and disadvantages of each with the Staff and are open to presenting either metric. Following such discussion, the Company and Hippo will update the Registration Statement accordingly.

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please contact me at (212) 735-2438 should you require further information.

Very truly yours,
/s/ Michael Thompson
Michael Thompson

cc:	Assaf Wand, Stewart Ellis
Hippo Holdings, Inc.
cc:	Tad J. Freese, Chad G. Rolston, Miles P. Jennings
Latham & Watkins, LLP
cc:	H. Rodgin Cohen, Jared M. Fishman, Marion Leydier
Sullivan & Cromwell LLP